December 17, 2001
                       Securities and Exchange Commission
                             450 Fifth Street, N.W.
                           Washington, D.C. 20549-0306
                            Attention: Heather Maples
                             Re: AUTOCENTRIC JV LLC
                       Registration Statement on Form S-1

                               File No. 333-54834

                              Ladies and Gentlemen:

In accordance with Rule 477 under the Securities Act of 1933, as amended, AutoCentric JV LLC hereby withdraws the above-referenced Registration Statement. The Registration Statement is being withdrawn due to a determination that the business model is not viable at this time. No securities were offered or sold in connection with the offering to which the Registration Statement related.
Very truly yours,



                                   /s/ Dean P. Harlow

                                       Dean P. Harlow
                      Chief Financial and Accounting Officer/Secretary